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NR11-20	December 14, 2011

International Tower Hill Mines Acquires Mining Claims
Near Livengood Project, Alaska

Vancouver, B.C., International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that its wholly-owned subsidiary, Tower Hill Mines, Inc., has completed transactions to acquire certain mining claims and related rights (the “Assets”) in the vicinity of the Company’s Livengood Project located near Fairbanks, Alaska. The Assets, which were purchased for aggregate consideration of US $24.5 million in cash (the “Acquisitions”), relate to land that was previously vacant or was used for placer gold mining. The Acquisitions enable the Company to pursue additional site facility locations and to investigate other land use opportunities including the potential for placer gold extraction in the near-term.

The Acquisitions were completed pursuant to a purchase agreement dated December 13, 2011 with various individual vendors pursuant to which the Company acquired certain Assets for consideration of approximately US $13.5 million plus an additional contingent payment based on the five-year average gold price (“Average Gold Price”) from the date of the Acquisitions, which contingent payment will equal US $23,148 for every dollar that the Average Gold Price exceeds US $720 per troy ounce. If the Average Gold Price is less than US $720, there will be no additional contingent payment. Effective December 13, 2011, the Company has also exercised its option to purchase certain mining claims currently leased by the Company for consideration of approximately US $11 million.

The consideration for the Acquisitions was funded by the Company through cash on hand. Following completion of the Acquisitions, the Company has sufficient working capital to meet its budget requirements through calendar year 2012.

“The acquisition of additional land surrounding our Money Knob gold deposit affords us much greater flexibility for selecting future site facility locations as well as other land use opportunities that may create significant shareholder value,” stated Jim Komadina, Chief Executive Officer of ITH. “Given the robust gold price environment for the foreseeable future, we are actively looking at any and all opportunities to ensure the successful development of the Livengood Gold Project into one of North America’s newest –and largest – gold mines.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2011/12 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

International Tower Hill Mines Ltd.	- 2 -	December 14, 2011
NR11-20 Continued

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the selection of future site facility locations, statements regarding possible future land use opportunities creating significant shareholder value, the sufficiency of working capital, the potential for any placer gold production from the acquired claims, the potential for a production decision to be made in respect of the Livengood Gold Project, the potential for the development of a mine, and any production, at the Livengood Gold Project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable based on management’s current expectations in respect of the Assets and the Livengood Gold Project exploration activities, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the SEC,, and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.